NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

NYSE MKT LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on December 31, 2012, pursuant to the provisions of
Rule 12d2-2 (a).

[  X  ] 17 CFR 240.12d2-2(a)(3)  That on
December 17, 2012 the instruments
representing the securities comprising
the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment.

Pursuant to the offer to purchase and merger agreement between Williams Controls Inc.
and Columbia Acquisition Sub, Inc. a
wholly owned subsidiary of Curtiss-Wright
Corporation., which became
effective before the opening on
December 17, 2012. Each outstanding
share of Common Stock of Williams Controls Inc.
not previously tendered was converted into $15.42 per share, net to the seller in cash, without interest and less any required withholding taxes.

The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on December 17, 2012.